

Mail Stop 3233

September 14, 2017

Via E-mail
Mr. Brendan T. Cavanagh
Chief Financial Officer
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, FL 33487

>   **Re: SBA Communications Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-16853**

Dear Mr. Cavanagh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 2. Summary of Significant Accounting Policies

Intercompany Loans, page F-15

1. We note that the intercompany loan between Brazil Shareholder I, LLC and SBA Torres Brasil, Limitada is anticipated or planned to be settled in the foreseeable future. Please clarify the terms of the loan to support your assertion, given that the loan has been outstanding since 2014.

Schedule III – Real Estate and Accumulated Depreciation

2. Please include Schedule III – Real Estate and Accumulated Depreciation in future filings, or tell us why you believe its inclusion is not required. Refer to Rule 5-04 of Regulation S-X.

Mr. Brendan T. Cavanagh
SBA Communications Corporation
September 14, 2017
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities